As filed with the Securities and Exchange Commission on March 21, 2008

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

REGENCY CENTERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	59-3429602
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

REGENCY CENTERS CORPORATION

(Exact name of registrant as specified in its charter)

Florida	59-3191743
(State or other jurisdiction of incorporation)	(I.R.S. Employer Identification No.)

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

J. Christian Leavitt

Senior Vice President

One Independent Drive, Suite 114

Jacksonville, Florida 32202

(904) 598-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Linda Y. Kelso

Foley & Lardner LLP

One Independent Drive, Suite 1300

Jacksonville, Florida 32202

(904)-359-2000

Approximate date of commencement of proposed sale to the public:  From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☒

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Calculation of Registration Fee

Title of each class of securities to be registered	Amount to be registered/proposed maximum offering price per unit/proposed maximum aggregate offering price/amount of registration fee
Debt securities	(1)

(1)	An indeterminate aggregate initial offering price or number or amount of the securities is being registered as may from time to time be sold at indeterminate prices. In accordance with Rules 456(b) and 457(r), the Registrant is deferring payment of all of the registration fee, except for $2,354 that has already been paid with respect to $20,000,000 aggregate initial offering price of securities that were previously registered pursuant to Registration Statement No. 333-125886, filed by the Registrant on June 17, 2005 and were not sold thereunder. In accordance with Rule 457(p) under the Securities Act of 1933, the unused amount of the registration fee paid with respect to Registration Statement No. 333-125886 shall be applied to pay the first $2,354 of the registration fee that will be payable with respect to this Registration Statement.

PROSPECTUS

REGENCY CENTERS, L.P.

Notes

Regency Centers, L.P. may from time to time offer and sell unsecured notes. We will provide the amount, price and terms of the notes in a prospectus supplement.

The notes will be guaranteed by our general partner, Regency Centers Corporation.

If any agents, underwriters or dealers are involved in the sale of the notes, we will include the names of the agents, underwriters or dealers and their commissions or discounts and the net proceeds we will receive from the sale in a prospectus supplement.

This prospectus may not be used for the sale of notes unless accompanied by a prospectus supplement. You should read this prospectus and any prospectus supplement carefully before you decide to invest.

Investing in our notes involves risks. See “ Risk Factors” beginning on page 2. You should also refer to the risk factors included in our periodic reports and in prospectus supplements relating to specific offerings that we file with the Securities and Exchange Commission.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 21, 2008.

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WHERE YOU CAN FIND MORE INFORMATION

We and our general partner are subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the rules and regulations thereunder, and in accordance therewith, we file periodic reports, and our general partner files periodic reports, proxy and other information statements, with the Securities and Exchange Commission, referred to in this prospectus as the SEC. All reports, proxy and information statements, and the other information that we or our general partner files with the SEC, may be inspected and copied at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings and the SEC filings of our general partner are also available to the public from the SEC’s web site at www.sec.gov and our web site at www.regencycenters.com. Information on our web site is not incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This prospectus incorporates by reference information we and our general partner have filed with the SEC. The information incorporated by reference is considered to be part of this prospectus and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than information in documents that is deemed not to be filed) until we sell all of the notes covered by this prospectus:

•	Our annual report on Form 10-K for the year ended December 31, 2007;

•	Our general partner’s annual report on Form 10-K for the year ended December 31, 2007;

•	Our current report on Form 8-K filed March 11, 2008; and

•	Our general partner’s current report on Form 8-K filed March 11, 2008.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Ms. Diane Ortolano

Shareholder Communications

Regency Centers Corporation

One Independent Drive, Suite 114

Jacksonville, FL 32202

(904) 598-7727

You should rely only on the information incorporated by reference or provided in this prospectus or any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

When we say “Regency Centers,” “we,” “our,” or “us” we mean Regency Centers, L.P. When we say “Regency” we mean Regency Centers Corporation, our general partner and its consolidated subsidiaries, except where we make it clear that we mean only the parent company. When we say “you,” without any further specification, we mean any party to whom this prospectus is delivered, including a holder in street name.

FORWARD-LOOKING INFORMATION

The statements contained or incorporated by reference in this prospectus that are not historical facts are forward-looking statements and, with respect to Regency Centers Corporation, within Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Exchange Act. These forward-looking statements are based on current expectations, estimates and projections about the industry and markets in which Regency Centers operates, management’s beliefs and assumptions made by management. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “should” and similar expressions are intended to identify forward-looking statements. Such statements involve known and unknown risks, uncertainties and other factors, including those identified under the caption “Risk Factors” in this prospectus, any prospectus supplement and in the periodic reports that we and our general partner file with the SEC, that may cause actual results to be materially different from any future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date made.

RISK FACTORS

Effective subordination of the notes may reduce amounts available for payment of the notes.

The notes will be unsecured. The holders of secured debt may foreclose on our assets securing our debt, reducing the cash flow from the foreclosed property available for payment of unsecured debt. The holders of secured debt also would have priority over unsecured creditors in the event of our liquidation. The indenture for the notes permits us to enter into additional mortgages and incur secured debt if the conditions specified in the indenture are met. See “Description of the Notes—Covenants”. In the event of our bankruptcy, liquidation or similar proceeding, the holders of our secured debt will be entitled to proceed against their collateral, and that collateral will not be available for payment of unsecured debt, including the notes. As a result, the notes will be effectively subordinated to our secured debt.

We own many of our properties through subsidiaries or joint ventures. The secured and then the unsecured creditors of any subsidiary or joint venture will have priority over us in the event of any liquidation. As a result, the notes will be effectively subordinated to the claims of all the creditors of our subsidiaries and joint ventures as well as to our own secured debt.

An active public trading market for the notes may not develop.

There is no established trading market for the notes. We do not intend to list the notes on any securities exchange. Underwriters may make a market in the notes after an offering is completed. They are not obligated to do this, however, and may discontinue market-making at any time without notice.

The liquidity of any market for the notes will depend upon various factors, including:

•	the number of holders of the notes;

•	the interest of securities dealers in making a market for the notes;

•	the overall market for debt securities;

•	our financial performance and prospects; and

•	the prospects for companies in our industry generally.

Accordingly, we cannot assure you that an active trading market will develop for the notes. If the notes are traded after their initial issuance, they may trade at a discount from their initial offering price, depending upon prevailing interest rates and other factors, including those listed above.

The guarantee of the notes by our general partner is an unsecured obligation of our general partner which ranks equally with our general partner’s other unsecured and unsubordinated debt and would be effectively subordinated to the secured debt of our general partner.

A highly leveraged transaction or change in control may adversely affect the creditworthiness of notes.

The indenture for the notes contains provisions that are intended to protect holders of the notes against adverse effects on the creditworthiness of the notes in the event of a highly leveraged transaction or a significant corporate transaction (such as the acquisition of securities, merger, the sale of assets or otherwise) involving us or our general partner. However, the indenture does not contain provisions that protect holders of notes against adverse effects of a change in control, such as the sale of the stock of our general partner or the election of its directors. There can be no assurance that we or our general partner will not enter into this type of transaction and adversely affect our ability to meet our obligations under the notes or our general partner’s obligation under the guarantee.

Moreover, a significant corporate transaction such as an acquisition which complies with the indenture provisions could adversely affect the creditworthiness of the notes.

REGENCY CENTERS, L.P. AND OUR GENERAL PARTNER

Regency Centers, L.P. is a limited partnership which owns, operates and develops retail shopping centers throughout the United States. We are the entity through which Regency Centers Corporation, our general partner, owns and operates its properties. Regency Centers Corporation will unconditionally guarantee the payment of the notes. Regency Centers Corporation is a real estate investment trust whose common stock is traded on the New York Stock Exchange.

Our principal executive offices are located at One Independent Drive, Suite 114, Jacksonville, Florida 32202, and our telephone number is (904) 598-7000.

USE OF PROCEEDS

The net proceeds from the sale of the notes will be used for general corporate purposes, which may include the repayment of outstanding indebtedness, the expansion and improvement of properties in our portfolio, development costs for new centers and the acquisition of shopping centers as suitable opportunities arise. If we use the net proceeds for another purpose, we will include that information in a prospectus supplement.

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES

The following table shows our consolidated ratio of earnings to fixed charges for the periods indicated:

	For the year ended December 31,
	2007	2006	2005	2004	2003
Ratio of earnings to fixed charges(1)	2.1x	2.3x	2.1x	2.1x	1.7x

(1)	The consolidated ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. The term “fixed charges” for our company includes the sum of the following: (a) interest expensed and capitalized, (b) amortized premiums, discounts and capitalized expenses related to indebtedness and (c) dividends paid on our preferred units and Regency Centers Corporation’s preferred stock. The term “earnings” for our company is the amount resulting from adding (a) income from continuing operations before adjustment for minority interests in consolidated subsidiaries, (b) fixed charges and (c) cash distributed by equity investees; then subtracting from the total of added items (i) capitalized interest, (ii) dividends paid on our preferred units and Regency Centers Corporation’s preferred stock and (iii) equity in income of investments in real estate partnerships.

THE GUARANTOR

The following provides material information with respect to Regency Centers Corporation, our sole general partner and the guarantor of the notes.

Our general partner is a Florida corporation which began operations as a real estate investment trust in 1993 with the completion of its initial public offering. Our general partner owned approximately 99% of our common partnership interests as of December 31, 2007.

Our general partner is also a guarantor of our:

•	$600 million unsecured line of credit,

•	$342 million unsecured credit facility,

•	$50 million 7.75% notes due April 1, 2009,

•	$150 million 8.45% notes due September 1, 2010,

•	$10 million 8.00% notes due December 15, 2010,

•	$220 million 7.95% notes due January 15, 2011,

•	$20 million 7.25% notes due December 12, 2011,

•	$250 million 6.75% notes due January 15, 2012,

•	$150 million 4.95% notes due April 15, 2014,

•	$350 million 5.25% notes due August 1, 2015, and

•	$400 million 5.875% notes due June 15, 2017.

DESCRIPTION OF THE NOTES

This prospectus describes general terms of our notes. When we offer to sell a particular series of notes, we will describe the specific terms of those notes in a supplement to this prospectus. We will also indicate in the supplement whether the general terms described in this prospectus apply to a particular series of notes. Accordingly, for a description of the terms of a particular issue of notes, you should read both the applicable prospectus supplement and the following description.

The notes will be issued under an indenture, dated as of December 5, 2001, as supplemented by the First Supplemental Indenture, dated as of June 5, 2007, among ourselves, our general partner and U.S. Bank National Association, as successor to Wachovia Bank, National Association (formerly known as First Union National Bank), as trustee. When we refer to the indenture, we include all supplements and amendments to the indenture. We have summarized select portions of the indenture below. The summary is not complete. The indenture has been incorporated by reference as an exhibit to the registration statement. You should read the indenture for provisions that may be important to you. In the summary below, we have included references to the section numbers of the indenture so that you can easily locate these provisions. Capitalized terms used in the summary have the meanings specified in the indenture. The indenture is governed by the Trust Indenture Act of 1939, as amended.

General

The notes will be our direct unsecured obligations. We can issue an unlimited amount of notes under the indenture in one or more series. The terms of each series of notes will be established by or pursuant to a resolution of the board of directors of our general partner or as established in the indenture. We may issue notes of one series at different times and we may issue additional notes of a series without the consent of the holders of such series.

The prospectus supplement relating to any series of notes being offered will contain the specific terms of the notes, including, without limitation:

(1)	the title of the notes;

(2)	any limit on the aggregate principal amount of the notes;

(3)	the person to whom interest is payable, if other than the person in whose name the note is registered on the regular record date for interest;

(4)	the date or dates on which the principal of the notes will be payable;

(5)	the rate or rates at which the notes will bear interest, if any, the date or dates from which interest will accrue, the dates on which interest will be payable, the regular record dates for such interest payment dates, and the basis upon which interest will be calculated if other than a 360 day year of twelve 30-day months;

(6)	the place or places where the principal of, premium or interest on such notes will be payable, if other than our office maintained for that purpose in Jacksonville, Florida or the borough of Manhattan in New York;

(7)	the period or periods within which, the price or prices at which and the terms and conditions upon which we may redeem the notes;

(8)	any obligation we have to redeem or purchase the notes under any sinking fund or analogous provision or at the option of a holder of notes, and the dates on which and the price or prices at which we will repurchase notes at the option of holders and other terms and conditions of these repurchase obligations;

(9)	whether the amount of payments of principal of, premium or interest on the notes will be determined by reference to an index, formula or other method and the manner in which these amounts will be determined;

(10)	if other than U.S. dollars, the currency, currencies or currency units in which principal of, premium and interest on the notes will be paid;

(11)	if payments of principal of, premium or interest on the notes will be made in a currency or currency unit other than that in which the notes are stated to be payable, at our election or at the election of holders of notes, the currency or currency units which may be elected, the terms of the election and the manner for determining the amount payable upon an election;

(12)	if other than the principal amount of the notes, the portion of the principal amount of the notes payable upon acceleration of the maturity date;

(13)	if the principal amount payable at the maturity of the notes cannot be determined before maturity, the amount which will be deemed to be the principal amount of such notes before maturity;

(14)	whether the notes will be issued in certificated and/or book-entry form; and

(15)	any other specific terms of the debt securities of that series.

The notes may provide for less than their entire principal amount to be payable upon declaration of acceleration of the maturity thereof. Special federal income tax, accounting and other considerations applicable to these notes will be described in the applicable prospectus supplement.

Denomination, Registration, Transfer and Book-Entry Procedures

Denomination

The notes of any series will be issued in denominations of $1,000 and even multiples of $1,000, unless we describe other denominations in the applicable prospectus supplement. We will only issue the notes in fully registered form, without interest coupons. We will not issue notes in bearer form.

Registration and Transfer

You may transfer or exchange the notes of any series at the office of the trustee. You will not pay service charge for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with the transfer or exchange. If we designate any transfer agent (in addition to the trustee) in the applicable prospectus supplement, we may at any time change such designation or change the location through which the transfer agent acts, except that we must maintain a transfer agent in each place of payment for the notes. We may at any time designate additional transfer agents for any series of notes.

Book-Entry Procedures

Global Notes. Notes may be represented by one or more notes in global form (a “global note”). Global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”), in New York, New York, and registered in the name of DTC or its nominee. Each global note will be credited to the account of a direct or indirect participant in DTC as described below.

Except as set forth below, a global note may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in a global note may not be exchanged for notes in certificated form except as described below under “—Exchanges of Book-Entry Notes for Certificated Notes.”

Exchanges of Book-Entry Notes for Certificated Notes. A beneficial interest in a global note may not be exchanged for a note in certificated form unless:

•

DTC notifies us that it is unwilling or unable to continue as depositary for the global note or has ceased to be a clearing agency registered under the Exchange Act, and in either case we fail to appoint a successor depositary,

•	we, at our option, notify the trustee in writing that we elect to issue the notes in certificated form,

•	an event of default with respect to the notes has occurred and is continuing or

•	other circumstances have occurred that were specified for this purpose in the designation of a series of notes.

Book-Entry Procedures. DTC has indicated that it intends to use the following procedures for book-entry notes. DTC may change these procedures from time to time. We are not responsible for these procedures. You should contact DTC or its participants directly to discuss these matters.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that DTC’s participants (“direct participants”) deposit with DTC. DTC also facilitates the post-trade settlement among direct participants of securities transactions in deposited securities, through electronic computerized book-entry transfers and pledges between direct participants’ accounts. This system eliminates the need for physical movement of securities certificates. Direct participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, and clearing corporations that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly (“indirect participants”). DTC rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of notes under the DTC system must be made by or through direct participants, which will receive a credit for the notes on DTC’s records. The ownership interest of each actual purchaser (“beneficial owner”) is in turn to be recorded on the direct and indirect participants’ records. Beneficial owners will not receive written confirmation from DTC of their purchase. Beneficial owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in a global note are to be accomplished by entries made on the books of direct and indirect participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in a global note, except in the event that use of the book-entry system for the notes is discontinued.

To facilitate subsequent transfers, all global notes deposited by direct participants with DTC will be registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of global notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of global notes; DTC’s records reflect only the identity of the direct participants to whose accounts a global note is credited, which may or may not be the beneficial owners. The direct and indirect participants will remain responsible for keeping account of their holdings on behalf of their customers.

AS LONG AS DTC, OR ITS NOMINEE, IS THE REGISTERED HOLDER OF A GLOBAL NOTE, DTC OR ITS NOMINEE, AS THE CASE MAY BE, WILL BE CONSIDERED THE SOLE OWNER AND HOLDER OF THE NOTES REPRESENTED BY THE GLOBAL NOTE FOR ALL PURPOSES UNDER THE INDENTURE AND THE NOTES.

The laws of some states require that persons take physical delivery in definitive form of securities that they own. The ability to transfer beneficial interests in a global note to such persons may be limited to that extent. Because DTC can act only on behalf of its direct participants, which in turn act on behalf of indirect participants and banks, the ability of a person having a beneficial interest in a global note to pledge such interest to persons that do not participate in the DTC system, or take other actions in respect of such interest, may be affected by the lack of a physical certificate.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to a global note unless authorized by a direct participant in accordance with DTC’s procedures. Under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts a global note is credited on the record date (identified in a listing attached to the omnibus proxy).

Payments of the principal of, premium, if any, and interest on global notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit direct participants’ accounts upon DTC’s receipt of funds on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of each participant and not of DTC, the trustee, the guarantor or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of the principal of, any premium, and interest to DTC will be the responsibility of the guarantor and us, disbursement of such payments to direct participants will be the responsibility of DTC, and disbursement of such payments to the beneficial owners will be the responsibility of direct and indirect participants.

We will send any redemption notices to DTC. If less than all of the notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant in such issue to be redeemed.

DTC may discontinue providing its services as depository with respect to global notes at any time by giving reasonable notice to us or the trustee. Under such circumstances, in the event that a successor depository is not obtained, certificated notes are required to be printed and delivered.

We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository). In that event, certificated notes will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

Neither we, the guarantor, the trustee nor our respective agents are responsible for the performance by DTC, its direct participants or indirect participants of their obligations under the rules and procedures governing their operations.

Optional Redemption

If indicated in the applicable prospectus supplement, we may redeem the notes at any time, at our option, in whole or in part from time to time, at a redemption price equal either to:

•	the sum of (1) the principal amount of the notes being redeemed plus accrued interest to the redemption date and (2) the Make-Whole Amount, if any, with respect to the notes or

•	the redemption price which is established in accordance with the indenture. (§11.1)

We will redeem notes in accordance with the following procedures, unless different procedures are set forth in the applicable prospectus supplement.

If we have given notice of redemption and have provided the funds for the redemption of the notes to be redeemed on the applicable redemption date, the notes being redeemed will cease to bear interest on the redemption date. The only right of the holders of the notes will then be to receive payment of the redemption price. (§11.7)

We will give notice of any optional redemption of any note to holders between 30 and 60 days before the redemption date. The notice of redemption will specify, among other items, the redemption price and the principal amount of the notes held by such holder to be redeemed. (§11.5)

We will notify the trustee at least 60 days before giving notice of redemption (or a shorter period if satisfactory to the trustee) of the principal amount of notes to be redeemed and their redemption date. If less than all of the notes of any series are to be redeemed, the trustee will select, in a manner it deems fair and appropriate, the notes to be redeemed. (§§11.3 and 11.4).

All notes that we redeem in full will be canceled and may not be reissued or resold.

Sinking Fund

If indicated in the applicable prospectus supplement, we may be obligated to make mandatory sinking fund payments on the notes. Each sinking fund payment will be applied to the redemption of the applicable series of notes.

Guarantee

The guarantor will unconditionally guarantee the payment of principal of, premium, if any, and interest on each series of the notes, when the same becomes due and payable, whether at the maturity date, by declaration of acceleration, call for redemption or otherwise. If we default in the payment of the principal of, premium, if any, or interest on the notes, the guarantor will be required promptly to make the payment in full, without any action by the trustee or the holder of any notes.

The guarantee is an unsecured obligation of the guarantor and will be effectively subordinated to mortgage and other secured indebtedness of the guarantor and its subsidiaries. In the event of a guarantor insolvency, a creditor may avoid an intercorporate guarantee in its entirety under federal and state bankruptcy and fraudulent transfer law if the guarantee impaired the guarantor’s financial condition and was given without receiving reasonably equivalent value in return. The indenture limits recovery under the guarantee to the highest amount that would not render the guarantee void against creditors under such laws.

The indenture provides that the guarantor may not, in a single transaction or a series of related transactions, consolidate with or merge into any other person or permit any other person to consolidate with or merge into the guarantor, unless, in addition to other conditions:

(1)	in a transaction in which the guarantor does not survive, the successor entity is organized under the laws of the United States of America or any state thereof or the District of Columbia and unconditionally assumes all of the guarantor’s obligations under the indenture, unless we or another guarantor are the successor entity; and

(2)	immediately before and after giving effect to the transaction and treating any Indebtedness which becomes an obligation of the guarantor or a subsidiary thereof as a result of such transaction as having been incurred by the guarantor or such subsidiary at the time of the transaction, no event of default with respect to the notes of any series shall have occurred and be continuing.

The guarantee will remain in effect until the entire principal of, premium, if any, and interest on the notes of each series has been paid in full or the notes shall have been defeased and discharged as described under “—Defeasance”.

Covenants

The indenture contains, among others, the covenants set forth below. These covenants may be modified by supplemental indenture for any series of notes prior to issuance. You should refer to the definitions beginning on page 13 when reviewing these covenants. When we refer to “Regency Centers” or “we” in this discussion, we mean Regency Centers, L.P.

Limitation on Indebtedness

We will not, and will not permit any Subsidiary to, incur any Indebtedness, if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of this Indebtedness, the aggregate principal amount of all outstanding Indebtedness of Regency Centers and our Subsidiaries on a consolidated basis determined in accordance with GAAP is greater than 65% of Total Assets. (§10.8)

In addition, neither we nor any Subsidiary may incur any Indebtedness secured by any Encumbrance upon any of our property or that of any Subsidiary if, immediately after giving effect to the incurrence of the additional Indebtedness and the application of the proceeds of such Indebtedness, the aggregate principal amount of all our outstanding Indebtedness and that of our Subsidiaries on a consolidated basis which is secured by any Encumbrance on our property or that of any Subsidiary is greater than 40% of Total Assets. (§10.8)

We also will not, and will not permit any Subsidiary to, incur any Indebtedness if the ratio of Consolidated EBITDA to the Annual Service Charge for the four consecutive fiscal quarters most recently ended before the date on which the additional Indebtedness is to be incurred would have been less than 1.5 to 1, on a pro forma basis, after giving effect to the incurrence of the additional Indebtedness and to the application of the proceeds of such Indebtedness and calculated on the assumption that:

(1)	the additional Indebtedness and any other Indebtedness incurred by us or our Subsidiaries since the first day of such four-quarter period and the application of the proceeds of such Indebtedness, including Indebtedness to refinance other Indebtedness, had occurred at the beginning of such period;

(2)	the repayment or retirement of any other Indebtedness by us or our Subsidiaries since the first day of such four-quarter period had been repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility will be computed based upon the average daily balance of such Indebtedness during such period);

(3)	in the case of Acquired Indebtedness or Indebtedness incurred in connection with any acquisition since the first day of the four-quarter period, the related acquisition had occurred as of the first day of the period with appropriate adjustments to Consolidated EBITDA for the acquisition being included in the pro forma calculation; and

(4)	in the case of any acquisition or disposition by us or any Subsidiary of any asset or group of assets since the first day of such four-quarter period, including, without limitation, by merger, stock purchase or sale, or asset purchase or sale, the acquisition or disposition or any related repayment of Indebtedness had occurred as of the first day of such period with appropriate adjustments to Consolidated EBITDA for the acquisition or disposition being included in the pro forma calculation. (§10.8)

For purposes of the foregoing provisions, Indebtedness is deemed to be “incurred” by us or a Subsidiary whenever we or a Subsidiary creates, assumes, guarantees or otherwise becomes liable for such Indebtedness.

We and our Subsidiaries must at all times own Total Unencumbered Assets equal to at least 150% of the aggregate outstanding principal amount of the Unsecured Indebtedness of us and our Subsidiaries on a consolidated basis determined in accordance with GAAP. (§10.8)

Provision of Financial Information

Whether or not we are subject to Section 13(a) or 15(d) of the Exchange Act or any successor provision, we will timely file with the SEC the annual reports, quarterly reports and other documents which we would have been required to file with the SEC if subject to Section 13(a) or 15(d) or any successor provision. If we are not permitted to file these documents with the SEC, we will, within 15 days of each required filing date, file with the trustee copies of the annual reports, quarterly reports and other documents which we would have been required to file with the SEC and will also supply copies of such documents to any holder or prospective holder upon written request. (§10.10)

Existence

Except as permitted under “—Merger, Consolidation or Sale”, we and the guarantor are required to do all things necessary to preserve our respective existence, rights and franchises. However, we and the guarantor are not required to preserve any right or franchise if we determine that the preservation thereof is no longer desirable in the conduct of our business and that the loss of such right or franchise is not disadvantageous in any material respect to the holders of the notes. (§10.4)

Maintenance of Properties

We are required to maintain all properties used or useful in the conduct of our business or the business of any Subsidiary in good condition, repair and working order and supplied with all necessary equipment and to make all necessary repairs as, in our judgment, may be necessary so that our business may be properly and advantageously conducted at all times. However, we are not prevented from discontinuing the operation or maintenance of any of our properties if doing so is, in the judgment, desirable in the conduct of our business or the business of any Subsidiary and not disadvantageous in any material respect to the holders of the notes. (§10.5)

Insurance

We and the guarantor are required to, and to cause each of our respective subsidiaries to, keep all of their insurable properties insured against loss or damage with insurers of recognized responsibility, in commercially reasonable amounts and types. (§10.7)

Payment of Taxes and Other Claims

We and the guarantor will be required to pay or discharge, before the same become delinquent, (i) all taxes, assessments and governmental charges levied or imposed upon us, the guarantor or any subsidiary or upon the income, profits or property of us, the guarantor or any subsidiary, and (ii) all lawful claims for labor, materials and supplies which, if unpaid, might by law become a lien upon our property, or that of the guarantor or any subsidiary. However, neither we nor the guarantor will be required to pay or discharge or cause to be paid or discharged any tax, assessment, charge or claim whose amount, applicability or validity is being contested in good faith by appropriate proceedings. (§10.6)

Merger, Consolidation or Sale

Except as provided below, we may not, in a single transaction or a series of related transactions:

•	consolidate with or merge into any other person or permit any other person to consolidate with or merge into us,

•	directly or indirectly, transfer, convey, sell, lease or otherwise dispose of all or substantially all of our assets,

•	acquire, or permit any Subsidiary to acquire Capital Stock or other ownership interests of any other person so that such person becomes a Subsidiary of us, or

•

directly or indirectly purchase, lease or otherwise acquire, or permit any Subsidiary to purchase, lease or otherwise acquire all or substantially all of the property and assets of any person as an entirety or any existing business (whether existing as a separate entity, subsidiary, division, unit or otherwise) of any person.

We may enter into a merger, sale or acquisition described above, however, if, in addition to other conditions:

•

in a transaction in which we do not survive or in which we sell, lease or otherwise dispose of all or substantially all of our assets, the successor entity to us is organized under the laws of the United States of America or any state thereof or the District of Columbia and expressly assumes by a supplemental indenture all of our obligations under the indenture;

•

immediately before and after giving effect to the transaction and treating any Indebtedness which becomes an obligation of us or a Subsidiary as a result of the transaction as having been Incurred by us or such Subsidiary at the time of the transaction, no event of default with respect to the notes of any series, or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to the notes of any series, has occurred and is continuing; and

•

immediately after giving effect to the transaction, our Consolidated Net Worth (or that of the successor entity) is equal to or greater than our Consolidated Net Worth immediately prior to the transaction. (§8.1)

Paying Agents

We have appointed the trustee, acting through its corporate trust office in Jacksonville, Florida, as paying agent. We may change or terminate any paying agent, or appoint additional paying agents. However, as long as any notes remain outstanding, we must maintain a paying agent and a transfer agent in Jacksonville, Florida, or the Borough of Manhattan, The City of New York. We will cause the trustee to notify the holders of notes, in the manner described under “—Notices” below, of any change or termination of any paying agent and of any changes in the specified offices.

Definitions

Set forth below are the defined terms used in the indenture. You should refer to the indenture for the definition of any other terms used in this prospectus for which no definition is provided. (§1.1)

“Acquired Indebtedness” means Indebtedness of a person (i) existing at the time the person becomes a Subsidiary or (ii) assumed in connection with the acquisition of assets from the person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, the person becoming a Subsidiary or the acquisition. Acquired Indebtedness is deemed to be incurred on the date of the related acquisition of assets from any person or the date the acquired person becomes a Subsidiary.

“Annual Service Charge” for any period means the aggregate interest expense for the period on, and the amortization during the period of any original issue discount of, Indebtedness of us and our Subsidiaries and the amount of dividends which are payable during the period on any Disqualified Stock.

“Capital Stock” means, with respect to any person, any capital stock (including preferred stock), shares, interests, participations or other ownership interests (however designated) of the person and any rights (other than debt securities convertible into or exchangeable for corporate stock), warrants or options to purchase any thereof.

“Capitalization Rate” means 7.5%.

“Consolidated EBITDA” means, for any period, without duplication, net income or loss, including amounts reported in discontinued operations, excluding net derivative gains or losses and gains or losses on dispositions of real estate investments as reflected in the reports filed by us and our Subsidiaries under the Exchange Act, before deductions, for:

(1)	interest expense;

(2)	provision for taxes based on income;

(3)	depreciation, amortization and all other non-cash items, as we determine in good faith, deducted in arriving at net income or loss;

(4)	extraordinary items;

(5)	non-recurring items, as we determine in good faith, including prepayment penalties; and

(6)	minority interests.

In each case for the relevant period, we will reasonably determine the amounts in accordance with GAAP, except to the extent GAAP is not applicable with respect to the determination of all non-cash and non-recurring items. Consolidated EBITDA will be adjusted, without duplication, to give pro forma effect: (a) in the case of any assets having been placed-in-service or removed from service since the beginning of the period and on or prior to the date of determination, to include or exclude, as the case may be, any Consolidated EBITDA earned or eliminated as a result of the placement of such assets in service or removal of those assets from service as if the placement of those assets in service or removal of those assets from service occurred at the beginning of the period; and (b) in the case of any acquisition or disposition of any asset or group of assets since the beginning of the period and on or prior to the date of determination, including, without limitation, by merger, or share or asset purchase or sale, to include or exclude, as the case may be, any Consolidated EBITDA earned or eliminated as a result of the acquisition or disposition of those assets as if the acquisition or disposition occurred at the beginning of the period.

“Consolidated Net Worth” of any person means the consolidated equity of such person, determined on a consolidated basis in accordance with GAAP, less amounts attributable to Disqualified Stock of such person; provided that, with respect to us, adjustments following the date of the indenture to our accounting books and records resulting from the acquisition of control of us by another person will not be given effect.

“Disqualified Stock” means, with respect to any person, any Capital Stock of the person which by the terms of that Capital Stock (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable), upon the happening of any event or otherwise:

•	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than Capital Stock which is redeemable solely in exchange for common stock), or

•

is convertible into or exchangeable or exercisable for Indebtedness or Disqualified Stock or is redeemable at the option of the holder thereof, in whole or in part (other than Capital Stock which is redeemable solely in exchange for Capital Stock which is not Disqualified Stock or the redemption price of which may, at the option of that person, be paid in Capital Stock which is not Disqualified Stock), in each case on or prior to the stated maturity of the notes of the relevant series; provided, however, that equity interests whose holders have (or will have after the expiration of an initial holding period) the right to have such equity interests redeemed for cash in an amount determined by the value of the common stock of the guarantor do not constitute Disqualified Stock.

“Encumbrance” means any mortgage, lien, charge, pledge or security interest of any kind, except any mortgage, lien, charge, pledge or security interest of any kind which secures debt of the guarantor owed to us.

“Indebtedness” of us or any Subsidiary means any indebtedness of us or such Subsidiary, as applicable, whether or not contingent, for:

•	borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments,

•	borrowed money or indebtedness evidenced by bonds, notes, debentures or similar instruments secured by any Encumbrance existing on property owned by us or any Subsidiary,

•

reimbursement obligations in connection with any letters of credit actually issued or amounts representing the balance deferred and unpaid of the purchase price of any property or services, except any such balance that constitutes an accrued expense or trade payable, or all conditional sale obligations or obligations under any title retention agreement,

•	the amount of all obligations of us or any Subsidiary for redemption, repayment or other repurchase of any Disqualified Stock and

•	any lease of property by us or any Subsidiary as lessee which is reflected on our consolidated balance sheet as a capitalized lease in accordance with GAAP,

to the extent, in the case of items of indebtedness under the first four bullet points above, that any such items (other than letters of credit) would appear as a liability on our consolidated balance sheet in accordance with GAAP, and also includes, to the extent not otherwise included, any obligation of us or any Subsidiary to be liable for, or to pay, as obligor, guarantor or otherwise (other than for purposes of collection in the ordinary course of business), Indebtedness of another person (other than us or any Subsidiary) (it being understood that Indebtedness shall be deemed to be incurred by us or any Subsidiary whenever we or the Subsidiary creates, assumes, guarantees or otherwise becomes liable in respect thereof).

“Make-Whole Amount” means, in connection with any optional redemption or accelerated payment of any notes, the excess, if any, of:

•

the aggregate present value as of the date of such redemption or accelerated payment of each dollar of principal being redeemed or paid and the amount of interest (exclusive of interest accrued to the date of redemption or accelerated payment) that would have been payable in respect of each such dollar if such redemption or accelerated payment had not been made, determining by discounting, on a semi-annual basis, such principal and interest at the Reinvestment Rate (determined on the third Business Day preceding the date such notice of redemption is given or declaration of acceleration is made) from the respective dates on which such principal and interest would have been payable if such redemption or accelerated payment had not been made, over

•	the aggregate principal amount of the notes being redeemed or paid.

“Property EBITDA” means, for any period, without duplication, net income or loss, including amounts reported in discontinued operations, excluding net derivative gains or losses and gains or losses on dispositions of real estate investments as reflected in the reports filed by Regency Centers and our Subsidiaries under the Exchange Act, before deductions, for:

(1)	interest expense;

(2)	provision for taxes based on income;

(3)	depreciation, amortization and all other non-cash items, as we determine in good faith, deducted in arriving at net income or loss;

(4)	extraordinary items;

(5)	non-recurring items, as we determine in good faith, including prepayment penalties; and

(6)	minority interests.

In each case for the relevant period, we will reasonably determine the amounts in accordance with GAAP, except to the extent GAAP is not applicable with respect to the determination of all non-cash and non-recurring items. For purposes of this definition, Property EBITDA will not include corporate level general and administrative expenses and other corporate expenses such as land holding costs and pursuit cost write-offs as we determine in good faith.

“Reinvestment Rate” means the percentage established by board resolution (or, in the absence of a board resolution, 0.25%) plus the arithmetic mean of the yields under the respective heading “Week Ending” published in the most recent Statistical Release under the caption “Treasury Constant Maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity, as of the payment date of the principal being redeemed or paid. If no maturity exactly corresponds to such maturity, yields for the two published maturities most closely corresponding to such maturity will be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate will be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purposes of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Make-Whole Amount will be used.

“Stabilized Property” means (1) with respect to an acquisition of an income producing property, a property becomes stabilized when we or our Subsidiaries have owned the property for at least four full quarters and (2) with respect to new construction or development property, a property becomes stabilized four full quarters after the earlier of (a) 18 months after substantial completion of construction or development, and (b) the quarter in which the occupancy level of the property is at least 90%.

“Stabilized Property Value” means, as of any date, the aggregate sum of all Property EBITDA for each property of ours or any Subsidiary for the prior four quarters and capitalized at the applicable Capitalization Rate; provided, however, that if the value of a particular property calculated in accordance with this definition is less than the undepreciated book value of that property determined in accordance with GAAP, the undepreciated book value shall be used in lieu thereof with respect to that property.

“Statistical Release” means the statistical release designated “H.15(519)” or any successor publication which is published weekly by the Federal Reserve System and which establishes yields on actively traded United States government securities adjusted to constant maturities, or, if such statistical release is not published at the time of any determination under the indenture, then such other reasonably comparable index we designate.

“Subsidiary” means a corporation, partnership or other entity a majority of the voting power of the voting equity securities or the outstanding equity interests of which are owned, directly or indirectly, by us or by one or more of our other Subsidiaries. For the purposes of this definition, “voting equity securities” means equity securities having voting power for the election of directors, whether at all times or only so long as no senior class of security has such voting power by reason of any contingency.

“Total Assets” means the sum of: (1) for Stabilized Properties, Stabilized Property Value; and (2) for all other assets of us and our Subsidiaries, undepreciated book value as determined in accordance with GAAP.

“Total Unencumbered Assets” means those assets within Total Assets that are not subject to an Encumbrance.

“Unsecured Indebtedness” means Indebtedness which is (i) not subordinated to any other Indebtedness and (ii) not secured by any Encumbrance upon any of the properties of us or any Subsidiary.

Events of Default

Set forth below are events of default with respect to notes of any series under the indenture:

a.	we do not pay principal of or premium on any note of that series when due;

b.	we do not pay any interest on any note of that series within 30 days of the due date;

c.	we fail to comply with the provisions described under “—Merger, Consolidation or Sale”;

d.	we or the guarantor fail to perform any other covenant or agreement under the indenture or the notes (other than a covenant or agreement expressly included in the indenture for the benefit of another series of notes) for 60 days after we receive written notice of the default from the trustee or holders of at least 25% in aggregate principal amount of outstanding notes of that series;

e.	we fail to make any sinking fund payment when due;

f.	we or the guarantor default under the terms of any instrument evidencing or securing Indebtedness having an outstanding principal amount of $10 million individually or in the aggregate, which default results in the acceleration of the payment of such indebtedness or constitutes the failure to pay such indebtedness when due;

g.	we or the guarantor are subject to a final judgment or judgments (not subject to appeal) in excess of $10 million which remains undischarged or unstayed for 60 days after the right to appeal expires;

h.	events of bankruptcy, insolvency or reorganization affecting us or the guarantor occur; or

i.	any other event of default provided with respect to the notes of that series occurs. (§5.1)

Subject to the provisions of the indenture relating to the duties of the trustee, if an event of default occurs and is continuing, the trustee will be under no obligation to exercise any of its rights or powers under the indenture at the request or direction of any of the holders of notes of any series, unless such holders have offered to the trustee reasonable indemnity. (§6.3) Subject to these indemnification provisions, the holders of a majority in aggregate principal amount of the outstanding notes of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes of that series. (§5.12)

If an event of default (other than an event of default described in clause (h) above) occurs and is continuing with respect to the notes of any series outstanding, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes of that series may accelerate the maturity of the notes of that series. However, after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding notes of that series may rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided and all expenses of the trustee are paid. If an event of default specified in clause (h) above occurs with respect to the notes of any series, the outstanding notes of that series will become immediately due and payable without any declaration or other act on the part of the trustee or any holder. (§5.2) For information as to waiver of defaults, see “—Modification and Waiver”.

No holder of any note of any series will have the right to institute any proceeding with respect to the indenture or for any remedy thereunder, unless:

•	the holder has previously given to the trustee written notice of a continuing event of default with respect to the notes of that series;

•

holders of at least 25% in aggregate principal amount of the outstanding notes of that series have made written request, and offered reasonable indemnity, to the trustee to institute such proceeding as trustee;

•	the trustee has not received from the holders of a majority in aggregate principal amount of the outstanding notes of that series a direction inconsistent with such request; and

•	the trustee has failed to institute such proceeding within 60 days. (§5.7)

However, these limitations do not apply to a suit instituted by a holder of a note for enforcement of payment of the principal of and premium, if any, or interest on the note on or after the due dates expressed in the note. (§5.8)

We must furnish to the trustee quarterly a statement as to our performance of our obligations under the indenture and as to any default in such performance. (§10.11)

Satisfaction and Discharge of the Indenture

The indenture will cease to be of further effect as to all outstanding notes, except as to (1) rights of registration of transfer and exchange and our right of optional redemption, (2) substitution of apparently mutilated, defaced, destroyed, lost or stolen notes, (3) rights of holders to receive payment of principal and interest on the notes, (4) rights, obligations and immunities of the trustee under the indenture and (5) rights of the holders of the notes as beneficiaries of the indenture with respect to any property deposited with the trustee payable to all or any of them, if:

•	we have paid the principal of and interest on the notes when due; or

•	all outstanding notes, except lost, stolen or destroyed notes which have been replaced or paid, have been delivered to the trustee for cancellation.

Defeasance

The indenture provides that, at our option, if we irrevocably deposit with the trustee, in trust, money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest on the notes:

(a)	we will be discharged from all obligations in respect of any notes or

(b)	we may omit to comply with restrictive covenants and such omission will not be an event of default under the indenture and the notes.

If we elect to omit to comply with restrictive covenants, the obligations under the indenture other than with respect to such covenants and the events of default other than the events of default relating to such covenants will remain in full force and effect.

Such trust may only be established if, among other things:

(1)	with respect to clause (a), we have received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the opinion of counsel provides that holders of such notes will not recognize gain or loss for federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (b), we have delivered to the trustee an opinion of counsel to the effect that the holders of such notes will not recognize gain or loss for Federal income tax purposes as a result of the deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance had not occurred;

(2)	no event of default or event that with the passing of time or the giving of notice, or both, would become an event of default with respect to any series has occurred or is continuing;

(3)	we have delivered to the trustee an opinion of counsel to the effect that the deposit will not cause the trustee or the trust so created to be subject to the Investment Company Act of 1940; and

(4)	other customary conditions precedent are satisfied. (Article Thirteen)

Modification and Waiver

We may amend the indenture with the consent of the holders of a majority in aggregate principal amount of the outstanding notes of each series affected by the amendment. However, no amendment may, without the consent of the holder of each outstanding note affected:

•	change the stated maturity of the principal of, or any installment of principal or interest on, any note,

•	reduce the principal amount of, the premium or interest on, or the amount payable upon redemption of any note,

•	change the place or currency of payment of principal of, or premium or interest on, any note,

•	impair the right to institute suit for the enforcement of any note,

•	reduce the percentage of outstanding notes necessary to amend the indenture,

•	reduce the percentage of outstanding notes necessary for waiver of compliance with the indenture or for waiver of defaults, or

•	modify any provisions of the indenture relating to the amendment of the indenture or the waiver of past defaults or covenants, except as otherwise specified. (§9.2)

We may also amend the indenture without the consent of any holders of notes to

•	reflect a successor to us or to the guarantor which is assuming our obligations,

•	add to our covenants for the benefit of the holders of any series of notes,

•	add additional events of default for the benefit of any series of notes,

•

change provisions of the indenture to the extent necessary to permit the issuance of notes in bearer or uncertificated form, registrable or not registrable as to principal, and with or without interest coupons,

•	change any provisions of the indenture so long as such change does not apply to notes outstanding at the time of the change,

•	establish the form or terms of any series of notes,

•	reflect a successor trustee or add provisions necessary for the administration of the indenture by more than one trustee,

•	secure the notes,

•	maintain the qualification of the indenture under the Trust Indenture Act, or

•	correct any ambiguous, defective or inconsistent provision of the indenture so long as such correction does not adversely affect holders of any notes in any material respect.

A supplemental indenture which changes or eliminates any covenant or other provision of the indenture which was expressly included in the indenture solely for the benefit of a particular series of notes will be deemed not to affect the rights under the indenture of the holders of notes of any other series.

The holders of a majority in aggregate principal amount of the outstanding notes of each series, on behalf of all holders of notes of such series, may waive our compliance with restrictive provisions of the indenture.

(§10.12) Subject to rights of the trustee, the holders of a majority in aggregate principal amount of the outstanding notes of any series, on behalf of all holders of notes of such series, may waive any past default under the indenture, except a default in the payment of principal, premium or interest on any notes of such series. (§5.13)

Notices

The trustee will cause all notices to the holders of the notes to be mailed by first class mail, postage prepaid to the address of each holder as it appears in the register of notes. Any notice so mailed will be conclusively presumed to have been received by the holders of the notes.

PROSPECTIVE PURCHASERS SHOULD NOTE THAT UNDER NORMAL CIRCUMSTANCES DTC WILL BE THE ONLY “HOLDER” OF THE NOTES. See “—Denomination, Registration, Transfer and Book-Entry Procedures”.

Governing Law

The indenture and the notes are governed by the laws of the State of New York.

The Trustee

Except during the continuance of an event of default, the trustee will perform only the duties that are specifically set forth in the indenture. During the existence of an event of default, the trustee will exercise the rights and powers vested in it under the indenture and use the same degree of care and skill as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. (§§6.1 and 6.3)

The indenture and provisions of the Trust Indenture Act of 1939 incorporated by reference in the indenture limit the rights of the trustee, should it become our creditor, to obtain payment of claims in cases or to realize on property received as security for any such claim or otherwise. The trustee is permitted to engage in other transactions with us or any affiliate. However, if it acquires any conflicting interest (as defined in the indenture or in the Trust Indenture Act of 1939), it must eliminate the conflict or resign. (§6.8)

Subordination

We will describe the terms and conditions, if any, upon which the notes are subordinated to our other indebtedness in the applicable prospectus supplement. These terms will include a description of the indebtedness ranking senior to such notes, the restrictions on payments to the holders of such notes while a default under such senior indebtedness is continuing, the restrictions, if any, on payments to the holders of such notes following an event of default and provisions requiring holders of such notes to remit payments to holders of senior indebtedness.

PLAN OF DISTRIBUTION

We may sell the notes on a delayed or continuous basis through one or more agents, underwriters or dealers, directly to one or more purchasers, through a combination of any of these methods of sale, or in any other manner, as provided in the applicable prospectus supplement. We will identify the specific plan of distribution, including any underwriters, dealers, agents or direct purchasers and their compensation in a prospectus supplement.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of the material United States federal income tax considerations applicable to the purchase, ownership and disposition of the notes as well as a general summary of the material federal income tax considerations regarding our general partner, Regency Centers Corporation. To the extent that the following discussion constitutes matters of law or legal conclusions, they are based upon the opinions of Foley & Lardner LLP. This summary is based on current law, is for general information only and is not tax advice. This discussion deals only with notes held as capital assets by initial purchasers. This discussion does not purport to deal with all aspects of taxation that may be relevant to particular investors in light of their personal investment or tax circumstances, or to types of holders subject to special treatment under the federal income tax laws, including insurance companies, tax-exempt organizations, financial institutions or broker-dealers, traders in securities who elect mark-to-market treatment, persons who own notes as part of a conversion transaction, as part of a hedging transaction or as a position in a straddle for tax purposes, persons whose functional currency is not the United States dollar, and persons who own 10% or more of the capital or profits interests in Regency Centers. This summary does not give a detailed discussion of any state, local, or foreign tax considerations. This summary is qualified in its entirety by the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as of the date hereof and all of which are subject to change (which change may apply retroactively).

As used in this section, the term “Regency” refers to Regency Centers Corporation and all qualified subsidiaries (a wholly-owned subsidiary which is not treated as a separate entity for federal income tax purposes) but excludes Regency Realty Group, Inc. and its subsidiaries (the “Management Company”) (which are treated as separate entities for federal income tax purposes, although their results are consolidated with those of Regency for financial reporting purposes).

United States Holders

For purposes of this discussion, the term “United States holder” means a beneficial owner of a note that for United States federal income tax purposes is (i) an individual who is a citizen or resident of the United States; (ii) an entity which is a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or of any state of the United States or the District of Columbia; (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if a court within the United States is able to exercise primary supervision of its administration and one or more United States persons have the authority to control all of its substantial decisions. If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds the notes, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership and accordingly, this summary does not apply to partnerships. A partner of a partnership holding the notes should consult its own tax advisor regarding the United States federal income tax consequences to the partner of the acquisition, ownership, and disposition by the partnership of the notes.

Payments of Interest

In the opinion of Foley & Lardner LLP, interest on a note will be taxable to a United States holder as ordinary income at the time it is received or accrued, depending on the holder’s method of accounting for tax purposes.

Market Discount

A United States holder who purchases a note for an amount that is less than its stated principal amount will be treated as having purchased the note with “market discount” unless the discount is less than a specified de minimis amount. Under the market discount rules, a United States holder generally will be required to treat any gain realized on the sale, retirement or other disposition of a note as ordinary income to the extent of any accrued market discount which has not previously been included in income. For this purpose, market discount will be considered to accrue ratably during the period from the date of the United States holder’s acquisition of the note to the maturity date of the note, unless the United States holder has made an election to accrue market discount on a constant yield basis. A United States holder may be required to defer the deduction of all or a portion of the interest paid or accrued on any indebtedness incurred or maintained to purchase or carry a note with market discount until the maturity date of the note or certain earlier dispositions.

A United States holder may elect to include market discount income in income currently as it accrues (on either a ratable or constant yield basis), in which case the rules described above regarding (1) the treatment as ordinary income of gain upon the disposition of the note and (2) the deferral of interest deductions will not apply. Generally, currently included market discount is treated as ordinary interest income for federal income tax purposes. An election to include market discount in income as it accrues will apply to all debt instruments with market discount acquired by the United States holder on or after the first day of the taxable year to which the election applies and may be revoked only with the consent of the Internal Revenue Service (“IRS”).

Amortizable Bond Premium

A United States holder who purchases a note for an amount that is greater than the sum of all remaining payments on the note (other than stated interest) will be treated as having purchased the note with “amortizable bond premium” equal in amount to such excess. A United States holder may elect to amortize this premium using a constant yield method over the remaining term of the note and may offset interest otherwise required to be included in income in respect of the note by the amortized amount of the premium for the taxable year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the United States holder on or after the first day of the taxable year to which the election applies, and may be revoked only with the consent of the IRS.

Purchase, Sale and Retirement of the Notes

In the opinion of Foley & Lardner LLP, upon the sale or retirement of a note, a United States holder will generally recognize taxable gain or loss equal to the difference between the amount realized on the sale or retirement (other than amounts representing accrued and unpaid interest) and the United States holder’s adjusted tax basis in the note. A United States holder’s adjusted tax basis in a note will generally equal the United States holder’s initial investment in the note, increased by any accrued market discount (if the United States holder has included such market discount in income), and decreased by any amortizable bond premium taken with respect to the note. Subject to the market discount rules discussed above, any gain or loss recognized generally will be capital gain or loss. The maximum long-term capital gain rate for non-corporate taxpayers is 15% for sales or retirements occurring prior to January 1, 2011 (and 20% for sales or retirements occurring thereafter).

Information Reporting and Backup Withholding

Information returns may be filed with the IRS in connection with payments on the notes and the proceeds from a sale, exchange or other disposition of notes. A backup withholding tax (at a current rate of 28%, but which is scheduled to increase to 31% in 2011) will apply to these amounts only if a United States holder, who is not otherwise exempt from backup withholding, fails to furnish its taxpayer identification number within a reasonable time after it is requested, furnishes an incorrect taxpayer identification number, fails to report properly interest or dividend income to the IRS, or fails under certain circumstances to provide a certification under penalties of perjury that the taxpayer identification number provided is correct and that the holder is not subject to backup withholding. The amount of any backup withholding from a payment to a United States holder of a note will be allowed as a credit against the U.S. holder’s federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the IRS in a timely manner.

United States Alien Holders

For purposes of this discussion, a “United States Alien holder” is any holder of a note who is (i) a nonresident alien individual or (ii) a foreign corporation, partnership or estate or trust, in either case not subject to United States federal income tax on a net income basis in respect of income or gain from a note.

In the opinion of Foley & Lardner LLP, under present United States federal income and estate tax law, and subject to the discussion of backup withholding below:

(1)	payments of interest by Regency Centers or any of its paying agents to any holder of a note that is a United States Alien holder will not be subject to United States federal withholding tax if (a) the beneficial owner of the note does not actually or constructively own 10% or more of the capital or profits interest of Regency Centers, (b) the beneficial owner of the note is not a controlled foreign corporation that is related to Regency Centers within the meaning of Section 881(c)(3)(C) of the Code, (c) the United States Alien holder is not a bank described in Section 881(c)(3)(A) of the Internal Revenue Code and (d) either (1) the United States Alien holder provides its name and address on an IRS Form W-8BEN (or suitable substitute form) and certifies, under penalties of perjury, that it is not a United States holder or (2) the United States Alien holder holds its notes through certain intermediaries and it satisfies the certification requirements of applicable regulations. If a change in circumstances makes any information on such documentation incorrect, then the United States Alien holder must report the change within 30 days and provide new documentation. If the United States Alien holder cannot satisfy the requirements set forth above, payments of interest made to the United States Alien holder will be subject to U.S. federal withholding tax at a 30% rate, unless the United States Alien holder provides a properly executed (1) IRS Form W-8BEN (or suitable substitute form) claiming an exemption from or reduction in the rate of withholding under an applicable tax treaty or (2) IRS Form W-8ECI (or suitable substitute form) stating that interest paid on the notes is effectively connected with a trade or business carried on by the United States Alien holder in the United States (in which case the United States Alien holder generally will be subject to the tax consequences described below);

(2)	a United States Alien holder will not be subject to United States federal income tax on any gain realized from the sale or retirement of the unless the gain is effectively connected with a trade or business that the United States Alien holder conducts in the United States or the United States Alien holder is an individual, is present in the United States for at least 183 days during the year in which the notes are sold or retired, and certain other conditions are satisfied. If a United States Alien holder holds notes in connection with a trade or business that is conducted in the United States, any interest or market discount, and any gain from a taxable disposition of notes, will be subject to United States federal income tax as if the United States Alien holder were a United States holder, and a corporate United States Alien holder may be subject to the “branch profits tax” (at a 30% rate or a lower rate or exemption as may be specified by an applicable tax treaty) on its earnings that are effectively connected with the holder’s U.S. trade or business; and

(3)	a note held by an individual who at death is not a citizen or resident of the United States will not be includable in the individual’s gross estate for purposes of the United States federal estate tax as a result of the individual’s death if (a) the individual did not actually or constructively own 10% or more of the capital or profits interest of Regency Centers and (b) the income on the note would not have been effectively connected with a United States trade or business of the individual at the individual’s death.

Information Reporting and Backup Withholding

Information reporting to the IRS on Form 1042-S generally will apply to a payment of interest on a note that can be reliably associated with certain documentation provided by a United States Alien holder (such as an IRS Form W-8BEN). Information reporting with respect to interest paid to a United States Alien holder generally does not apply, however, if the United States Alien holder holds notes directly through a qualified intermediary and required procedures are satisfied. Backup withholding generally will not apply to payments of interest to a United States Alien holder if the requirements for a withholding tax exemption described above are satisfied.

Information reporting requirements and backup withholding will not apply to any payment of the proceeds of the sale of notes effected outside the United States by a foreign office of a “broker” (as defined in applicable regulations), unless the broker is a United States person or has certain connections to the United States. Payment of the proceeds of any such sale effected outside the United States by a foreign office of a broker described in the preceding sentence will not be subject to backup withholding, but will be subject to information reporting requirements, unless the broker has documentary evidence in its records that the beneficial owner of the note is a United States Alien holder and certain other conditions are met or the United States Alien holder otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker will be subject to information reporting and backup withholding unless the beneficial owner of the note provides an IRS Form W-8BEN (or suitable substitute form) or otherwise establishes an exemption.

Tax Considerations Regarding Regency

Regency made an election to be taxed as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Code commencing with its taxable year ended December 31, 1993.

Regency believes that it has been organized and operated in such a manner as to qualify for taxation as a REIT under the Code for such taxable year and all subsequent taxable years to date, and Regency intends to continue to operate in such a manner in the future. However, no assurance can be given that Regency will operate in a manner so as to qualify or remain qualified as a REIT.

The following sets forth only a summary of the material aspects of the Code sections that govern the federal income tax treatment of a REIT and its shareholders.

A REIT is defined in the Code as a corporation, trust or association:

(1)	which is managed by one or more trustees or directors;

(2)	the beneficial ownership of which is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code;

(4)	which is neither a financial institution nor an insurance company subject to provisions of the Code;

(5)	the beneficial ownership of which is held by 100 or more persons (determined without reference to any rules of attribution);

(6)	not more than 50% in value of the outstanding stock of which is owned during the last half of each taxable year, directly or indirectly, by or for “five or fewer” individuals (as defined in the Code to include certain entities);

(7)	which meets income and asset tests; and

(8)	which makes an election to be a REIT for the current taxable year or has made such an election for a previous taxable year which has not been terminated or revoked.

Conditions (1) to (4), inclusive, must be met during the entire taxable year and condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months.

Qualification as a REIT

It is the opinion of Foley & Lardner LLP that (1) Regency has qualified as a REIT for its taxable years beginning with the taxable year ended December 31, 1993; (2) Regency has been organized in conformity with the requirements for qualification and taxation as a REIT and (3) Regency’s method of operation has enabled it and will continue to enable it to meet the requirements for qualification and taxation as a REIT under the Code. It must be emphasized that this opinion is based on various assumptions and is conditioned upon representations made by Regency as to factual matters including, but not limited to, those concerning its business and properties, and matters relating to Regency’s manner of operation. Foley & Lardner LLP is not aware of any facts or circumstances that are inconsistent with these factual representations and assumptions. The qualification and taxation as a REIT depends upon Regency’s ability to meet, through actual annual operating results, the various income, asset, distribution, stock ownership and other tests for qualification as a REIT set forth in the Code, the results of which will not be reviewed by nor be under the control of Foley & Lardner LLP. Accordingly, no assurance can be given that the actual results of Regency’s operation for any particular taxable year will satisfy the requirements under the Code for qualification and taxation as a REIT. For a discussion of the tax consequences of failure to qualify as a real estate investment trust, see “—Failure to Qualify.”

Taxation of Regency

As a REIT, Regency generally is not subject to federal corporate income tax on its net income that is currently distributed to shareholders. This treatment substantially eliminates the “double taxation” (at the corporate and shareholder levels) that generally results from an investment in a corporation. However, Regency will be subject to federal income tax in the following circumstances.

•	Regency will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

•	Under certain circumstances, Regency may be subject to the “corporate alternative minimum tax” on its items of tax preference which it does not distribute or allocate to its shareholders.

•

If Regency has (i) net income from the sale or other disposition of “foreclosure property” (which is, in general, property acquired by Regency by foreclosure or otherwise on default of a loan secured by the property) which is held primarily for sale to customers in the ordinary course of business or (ii) other non-qualifying net income from foreclosure property, it will be subject to tax on such income at the highest corporate rate.

•

If Regency has net income from “prohibited transactions” (which are, in general, sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property), such income will be subject to a 100% tax.

•

If Regency should fail to satisfy certain gross income tests which require that at least 75% of the REIT’s gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including “rents from real property” and, in certain circumstances, interest) or from certain types of temporary investments and at least 95% of the REIT’s gross income (excluding gross income from prohibited transactions and certain real estate liability hedges) for each taxable year must be derived from such real property investments described above, and from dividends, interest and gain from the sale or disposition of stock or securities, or from any combination of the foregoing, and has nonetheless maintained its qualification as a REIT because other requirements have been met, it will be subject to a 100% tax on the gross income attributable to the greater of the amount by which Regency fails the 75% or 95% test, multiplied by a fraction intended to reflect Regency’ profitability.

•	If Regency should fail to distribute during each calendar year at least the sum of

(i)	85% of its REIT ordinary income for such year,

(ii)	95% of its REIT capital gain net income for such year, and

(iii)	any undistributed taxable income from prior years, it will be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed.

•

If Regency fails, in more than a de minimis fashion, to satisfy one or more of the asset tests applicable to REITs for any quarter of a taxable year, but nonetheless continue to qualify as a REIT because

Regency qualifies under certain relief provisions, Regency may be required to pay a tax of the greater of $50,000 or a tax computed at the highest corporate rate on the amount of net income generated by the assets causing the failure from the date of failure until the assets are disposed of or Regency otherwise returns to compliance with the asset test.

•

If Regency fails to satisfy one or more of the requirements for REIT qualification (other than the income tests or the asset tests), Regency nevertheless may avoid termination of its REIT’s election in such year if the failure is due to reasonable cause and not due to willful neglect, but Regency would also be required to pay a penalty of $50,000 for each failure to satisfy the REIT qualification requirements.

•	Regency may elect to retain and pay income tax on its net long-term capital gains.

•

If Regency acquires any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in Regency’ hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation (“carry-over basis”), and Regency recognizes gain on the disposition of such asset during the ten year period beginning on the date on which such asset was acquired by Regency, then, to the extent of the built-in gain, such gain will be subject to tax at the highest regular corporate rate. The rule described above with respect to the recognition of “built-in gain” will apply assuming that an election is not made pursuant to Section 1.337(d)-7 of the Treasury Regulations to treat the asset as having been sold by the C corporation for fair market value immediately before the acquisition by the Company.

In addition, the Management Company is taxed on its income at regular corporate rates.

Failure to Qualify

If Regency fails to qualify for taxation as a REIT in any taxable year, and the relief provisions do not apply, Regency will be subject to tax (including any applicable corporate alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which Regency fails to qualify will not be deductible by Regency nor will they be required to be made. Unless entitled to relief under specific statutory provisions, Regency will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether Regency would be entitled to such statutory relief.

ERISA CONSIDERATIONS

The following is a summary of material considerations arising under the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and the prohibited transactions provisions of Section 4975 of the Code that may be relevant to a prospective purchaser. This discussion does not purport to deal with all aspects of ERISA or Section 4975 of the Code that may be relevant to particular investors in light of their particular circumstances, including plans subject to Title I of ERISA, other retirement plans and Individual Retirement Accounts (“IRAs”) subject to the prohibited transaction provisions of Section 4975 of the Code, and governmental plans or church plans that are exempt from ERISA and Section 4975 of the Code but that may be subject to the prohibited transaction provisions of Section 503 of the Code and to state law requirements.

A FIDUCIARY MAKING THE DECISION TO INVEST IN SECURITIES ON BEHALF OF A PROSPECTIVE PURCHASER THAT IS AN EMPLOYEE BENEFIT PLAN, A TAX QUALIFIED RETIREMENT PLAN, OR AN IRA IS ADVISED TO CONSULT ITS OWN LEGAL ADVISOR REGARDING THE SPECIFIC CONSIDERATIONS ARISING UNDER ERISA, SECTIONS 4975 AND 503 OF THE CODE AND STATE LAW WITH RESPECT TO THE PURCHASE, OWNERSHIP OR SALE OF THE SECURITIES BY SUCH PLAN OR IRA.

Employee Benefit Plans, Tax Qualified Retirement Plans and IRAs

Each fiduciary of a pension, profit sharing or other employee benefit plan subject to Title I of ERISA should carefully consider whether an investment in the notes is consistent with its fiduciary responsibilities under ERISA. The fiduciary must make its own determination as to whether an investment in the notes:

•	is permissible under the documents governing the ERISA plan,

•

is appropriate for the ERISA plan under the general fiduciary standards of investment prudence and diversification, taking into account the overall investment policy of the ERISA plan and the composition of the ERISA plan’s investment portfolio, and

•	would result in a nonexempt prohibited transaction under ERISA and the Code.

The fiduciary of an IRA or of a qualified retirement plan not subject to Title I of ERISA because it is a governmental or church plan or because it does not cover common law employees should consider that such an IRA or non-ERISA plan may only make investments that are authorized by the appropriate governing documents and under applicable state law. The fiduciary should also consider the applicable prohibited transaction rules of Sections 4975 and 503 of the Code.

LEGAL MATTERS

The validity of the notes to which this prospectus relates and certain tax matters described under “Certain Federal Income Tax Considerations” and “ERISA Considerations” will be passed upon for us by Foley & Lardner LLP, Jacksonville, Florida. Attorneys with Foley & Lardner LLP representing us with respect to this offering beneficially owned approximately 6,950 shares of our general partner’s common stock as of the date of this prospectus.

EXPERTS

The consolidated financial statements of Regency Centers, L.P. and Regency Centers Corporation as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 and related financial statement schedule have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

Information Not Required in Prospectus

Item 14.	Other Expenses of Issuance and Distribution.

Set forth below is an estimate of the approximate amount of fees and expenses payable by the registrant in connection with the issuance and distribution of the notes registered hereby.

Securities and Exchange Commission Registration Fee	$(1)
Printing and Delivery	$(2)
Legal Fees and Expenses	$(2)
Accounting Fees and Expenses	$(2)
Trustee’s Fees	$(2)
Fees of Ratings Agencies	$(2)
Miscellaneous	$(2)

Total	$(2)

(1)	Deferred in accordance with Rule 456(b) and 457(r), except for $2,354 that has already been paid with respect to $20,000,000 aggregate initial offering price of securities that were previously registered pursuant to Registration Statement No. 333-125886, filed by the Registrant on June 17, 2005, and were not sold thereunder.
(2)	Amount is presently not known.

Item 15.	Indemnification of Directors and Officers.

Regency Centers Corporation’s officers and directors are and will be indemnified under Florida and Delaware law and, the articles of incorporation and by-laws of Regency Centers Corporation and the partnership agreement of Regency Centers, L.P.

The Florida Business Corporation Act (the “Florida Act”), under which Regency Centers Corporation is organized, permits a Florida corporation to indemnify a present or former director or officer of the corporation (and certain other persons serving at the request of the corporation in related capacities) for liabilities, including legal expenses, arising by reason of service in such capacity if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and in any criminal proceeding if such person had no reasonable cause to believe his conduct was unlawful. However, in the case of actions brought by or in the right of the corporation, no indemnification may be made with respect to any matter as to which such director or officer shall have been adjudged liable, except in certain limited circumstances.

Article X of Regency Centers Corporation’s bylaws provides that Regency Center Corporation shall indemnify directors and executive officers to the fullest extent now or hereafter permitted by the Florida Act. In addition, Regency Centers Corporation has entered into indemnification agreements with its directors and executive officers in which it has agreed to indemnify such persons to the fullest extent now or hereafter permitted by the Florida Act.

The partnership agreement of Regency Centers, L.P. also provides for indemnification of Regency Centers Corporation and its officers and directors against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, settlements, and other amounts arising from any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, that relate to the operations of the partnership as set forth in the partnership agreement in which any indemnitee may be involved, or is threatened to be involved, unless it is established that (i) the act or omission of the indemnitee was material to the matter giving rise to the proceeding and constituted willful misconduct for fraud, (ii) the indemnitee actually received an improper personal benefit in money, property or services, or (iii) in the case of a criminal proceeding, the indemnitee had cause to believe that the act or omission was unlawful. The termination of any proceeding by judgment, order or settlement does not create a presumption that the indemnitee did not met the requisite standard of conduct set forth in the partnership agreement section on indemnification The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or an entry of an order of probation before judgment creates a rebuttable presumption that the indemnitee acted in a manner contrary to that specified in the indemnification section of the partnership agreement. Any indemnification pursuant to the Regency Centers, L.P. partnership agreement may only be made out of the assets of the partnership.

Item 16.	Exhibits

The exhibits to this Registration Statement are listed in the Exhibit Index, which appears immediately after the signature page and is incorporated herein by this reference.

Item 17.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement

(i)	to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)	to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act of 1933, if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.

(5)	That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii)	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii)	The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv)	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b)	The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c)

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d)	The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on March 21, 2008.

REGENCY CENTERS, L.P.

By:	REGENCY CENTERS CORPORATION, its General Partner

By:	/s/ MARTIN E. STEIN
Martin E. Stein, Jr., Chairman of the Board and Chief Executive Officer

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the Signature Page to this Registration Statement constitutes and appoints Martin E. Stein, Jr., Mary Lou Fiala, Bruce M. Johnson and J. Christian Leavitt, and each or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: March 21, 2008	/s/ MARTIN E. STEIN
Martin E. Stein, Jr., Chairman of the Board and Chief Executive Officer

Date: March 21, 2008	/s/ MARY LOU FIALA
Mary Lou Fiala, President, Chief Operating Officer and Director

Date: March 21, 2008	/s/ BRUCE M. JOHNSON
Bruce M. Johnson, Managing Director, Chief Financial Officer (Principal Financial Officer) and Director

Date: March 21, 2008	/s/ J. CHRISTIAN LEAVITT
J. Christian Leavitt, Senior Vice President, Secretary and Treasurer (Principal Accounting Officer)

Date: March 21, 2008	/s/ RAYMOND L. BANK
Raymond L. Bank, Director

Date: March 21, 2008	/s/ C. RONALD BLANKENSHIP
C. Ronald Blankenship, Director

Date: February 20, 2008	/s/ A.R. CARPENTER
A.R. Carpenter, Director

Date: March 21, 2008	/s/ J. DIX DRUCE
J. Dix Druce, Jr., Director

Date: March 21, 2008	/s/ DOUGLAS S. LUKE
Douglas S. Luke, Director

Date: March 21, 2008	/s/ JOHN C. SCHWEITZER
John C. Schweitzer, Director

Date: February 27, 2008	/s/ THOMAS G. WATTLES
Thomas G. Wattles, Director

Date: March 21, 2008	/s/ TERRY N. WORRELL
Terry N. Worrell, Director

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on March 21, 2008.

REGENCY CENTERS CORPORATION,

By:	/s/ MARTIN E. STEIN
Martin E. Stein, Jr., Chairman of the Board and Chief Executive Officer

SPECIAL POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears on the Signature Page to this Registration Statement constitutes and appoints Martin E. Stein, Jr., Mary Lou Fiala, Bruce M. Johnson and J. Christian Leavitt, and each or any of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, including any amendment or registration statement filed pursuant to Rule 462, and to file the same, with all exhibits hereto, and other documents in connection therewith, with the Securities and Exchange Commission, and grants unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Date: March 21, 2008	/s/ MARTIN E. STEIN
Martin E. Stein, Jr., Chairman of the Board and Chief Executive Officer

Date: March 21, 2008	/s/ MARY LOU FIALA
Mary Lou Fiala, President, Chief Operating Officer and Director

Date: March 21, 2008	/s/ BRUCE M. JOHNSON
Bruce M. Johnson, Managing Director, Chief Financial Officer (Principal Financial Officer) and Director

Date: March 21, 2008	/s/ J. CHRISTIAN LEAVITT
J. Christian Leavitt, Senior Vice President, Secretary and Treasurer (Principal Accounting Officer)

Date: March 21, 2008	/s/ RAYMOND L. BANK
Raymond L. Bank, Director

Date: March 21, 2008	/s/ C. RONALD BLANKENSHIP
C. Ronald Blankenship, Director

Date: February 20, 2008	/s/ A.R. CARPENTER
A.R. Carpenter, Director

Date: March 21, 2008	/s/ J. DIX DRUCE
J. Dix Druce, Jr., Director

Date: March 21, 2008	/s/ DOUGLAS S. LUKE
Douglas S. Luke, Director

Date: March 21, 2008	/s/ JOHN C. SCHWEITZER
John C. Schweitzer, Director

Date: February 27, 2008	/s/ THOMAS G. WATTLES
Thomas G. Wattles, Director

Date: March 21, 2008	/s/ TERRY N. WORRELL
Terry N. Worrell, Director

EXHIBIT INDEX

1.1	Form of Underwriting Agreement (1)

4.1.1	Indenture dated December 5, 2001 between Regency Centers, L.P., the guarantors named therein and First Union National Bank, as Trustee (2)

4.1.2	First Supplemental Indenture dated as of June 5, 2007 among Regency Centers, L.P., Regency Centers Corporation, as Guarantor, and U.S. Bank National Association, as successor to Wachovia Bank, National Association (formerly known as First Union National Bank), as Trustee (3)

4.2	Form of Note (included in the Indenture filed as Exhibit 4.1.1)

4.3	Form of Guarantee (included in the Indenture filed as Exhibit 4.1.1)

5.1	Opinion of Foley & Lardner LLP as to the legality of the notes

8.1	Opinion of Foley & Lardner LLP as to tax matters and REIT qualification

12.1	Statement re Computation of Ratios

23.1	Consent of Foley & Lardner LLP (included in Opinion filed as Exhibits 5.1 and 8.1)

23.2	Consent of KPMG LLP

24.1	Powers of Attorney (included on signature page)

(1)	If applicable, to be filed by post-effective amendment or by a current report on Form 8-K pursuant to the Securities and Exchange Act of 1934, as appropriate.
(2)	Incorporated by reference to Exhibit 4.4 to Regency Centers, L.P.’s current report on Form 8-K filed with the Securities and Exchange Commission on December 12, 2001.
(3)	Incorporated by reference to Exhibit 4.1 to Regency Centers, L.P.’s current report on Form 8-K filed with the Securities and Exchange Commission on June 5, 2007.